FOROS SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2025

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SEC FILE NUMBER
8-68233

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Foros Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

461 Fifth Ave - 17th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Powell	(212) 340-7000	rpowell@forosgroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith + Brown, PC
(Name – if individual, state last, first, and middle name)

200 Jefferson Park #400	Whippany	NJ	07981
(Address)	(City)	(State)	(Zip Code)

10/08/2003	100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Powerll _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Foros Securities LLC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Robert Powell*

Title:
COO & GC

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

FOROS SECURITIES LLC

CONTENTS

December 31, 2025



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member and Those Charged with Governance of
Foros Securities LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Foros Securities LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2016.

Whippany, New Jersey
February 25, 2026

WithumSmith+Brown, PC   200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070   **T** (973) 898 9494   **F** (973) 898 0686   **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

FOROS SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2025

Assets

Cash and cash equivalents	$	14,631,928
Accounts receivable		583,333
Fixed assets (net)		31,762
Right of use asset		1,645,149
Other assets		67,793
Total Assets	$	16,959,965

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	238,261
Bonus payable		4,297,690
Due to Parent		29,152
Lease liability		1,949,602
Total liabilities		6,514,705

Member's Equity

		10,445,260
Total liabilities and member's equity	$	16,959,965

See accompanying notes to statement of financial condition.

FOROS SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2025

1. Nature of business

Foros Securities LLC (the "Company") is an entity organized under the laws of the state of Delaware on April 6, 2009. The firm primarily provides consulting services on mergers, acquisitions, divestitures, joint ventures, restructurings, reorganizations, capital raising activities, private placements, defensive strategies and similar transactions.

The Company is a wholly-owned subsidiary of Foros Advisors LLC (the "Parent").

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Summary of significant accounting policies

Basis of Presentation

The accompanying financial statements are presented in U.S. Dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash and cash equivalents

Cash aggregating approximately $14,632,000 consists of checking, money market, and certificates of deposit accounts which are held by financial institutions. The Company considers amounts held in money market accounts with original maturities equal to less than three months at the time of purchase to be cash equivalents.

Fixed assets

Fixed assets are stated at cost, less accumulated depreciation. Depreciation of furniture is computed on a straight-line basis over a five-year period. Amortization of leasehold improvements is computed on a straight-line basis over the shorter of the term of the lease or useful life. Management tests for impairment when there is reason to believe such impairment may exist.

A summary of the cost and accumulated depreciation of fixed assets at December 31, 2025 is as follows:

			Estimated Useful Lives
Furniture and equipment	$	22,943	5 years
Leasehold improvements		11,358	4 years
		34,301	
Less accumulated depreciation		(2,539)	
	$	31,762	

FOROS SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2025

Leases

The Company recognizes and measures its lease in accordance with FASB ASC 842, Leases. The Company is a lessee in a noncancellable lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use ("ROU") asset at the commencement date of the lease.

The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses the risk free rate. The implicit rates of our leases are not readily determinable and accordingly, we use the risk free rate based on the information available at the commencement date of the lease.

The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with short-term leases on a straight-line basis over the lease term.

Other Assets

Included in other assets on the Statement of Financial Condition are contract assets of $24,771 which are carried at the amount expected to be received, and miscellaneous other assets of $43,022.

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606") which requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

FOROS SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2025

The Company's principal sources of revenue are derived from three classes: transaction success fees, opinion fees, and advisory fees, as more fully described below. ASC Topic 606 does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts. The following is a description of principal activities, separated by reportable classes, from which the Company generates its revenue.

Transaction success fees: The Company provides merger and acquisition advisory services whereby the fees for such services are dependent on the success of the transaction. Therefore, revenue for these arrangements is generally recognized at the point in time that performance under the arrangement is completed and the transaction has closed.

Opinion fees. The Company earns fees for related advisory work by providing fairness opinions. The Company records opinion fee revenues at the point in time, gross of related expenses, when the performance obligation for the services is completed or the contract is canceled under the terms of each assignment or engagement.

Advisory fees. The Company provides advisory services on mergers and acquisitions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

Receivables and Contract Balances

The Company had outstanding accounts receivable related to revenue from contracts with customers totaling $1,453,251 and $583,333 as of January 1, 2025 and December 31, 2025, respectively. The Company had contract assets totaling $57,386 and $24,771 as of January 1, 2025 and December 31, 2025, respectively, which are included in Other Assets on the Statement of Financial Condition. As of January 1, 2025 and December 31, 2025, the Company had contract liabilities of $166,667 and $0, respectively

Disaggregated Revenue

Disaggregation of revenue is presented on the face of the Statement of Operations by type of revenue classes the Company earns.

FOROS SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2025

Income Taxes

The Company is a single member limited liability company. Accordingly, it is a disregarded entity for tax purposes and is not subject to United States federal income tax. The Company's Sole Member is subject to the New York City Unincorporated Business Tax ("UBT") and the California Franchise Tax. As the liability associated with these taxes is principally the result of the operations of the Company, the taxes, which are calculated using currently enacted tax laws and rates, are reflected on the books of the Company, in accordance with the provisions of the Income Taxes Topic of the Financial Accounting Standards Board Accounting Standards Codification. This Topic requires the consolidated current and deferred tax expense (benefit) for a group that files a consolidated tax return to be allocated among the members of the group when those members issue separate financial statements. The Company also has accrued UBT tax of $12,303 which is included in Accounts payable and accrued expenses as of December 31, 2025.

At December 31, 2025, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which comprises of several classes of services, including private placement of securities, mergers and acquisitions advisory services and advisory services in connection with firm commitment and best efforts underwritings. The Company has identified its CCO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business and manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make distributions, and manage the Company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

FOROS SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2025

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3. Related party transactions

Pursuant to an administrative services agreement with its Parent, the Company recognizes rent and other general and administrative expenses based on the terms and conditions stipulated in the agreement.

As of December 31, 2025, the balance due to the Parent under these arrangements was approximately $29,000.

4.   Leases

The Company has an operating lease of office space with a remaining lease term of 41 months.

Future minimum commitments under the operating lease are as follows:

Year Ending December 31,		
2026	$	611,027
2027		611,027
2028		611,027
2029		254,595
Total minimum payments required	$	2,087,676
Less imputed interest		(138,074)
Total operating lease liability	$	1,949,602

Supplemental information related to the operating lease as of December 31, 2025 is as follows:

Weighted average remaining lease term: 41 months
Weighted average discount rate: 3.96%

On December 31, 2025 the operating lease ROU asset amounted to $1,645,149 and the operating lease liability amounted to $1,949,602.

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to the ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of the ROU assets resulting from new leases, lease modifications or reassessments.

FOROS SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2025

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5. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness as defined to net capital, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Company's net capital was approximately $2,631,000 which was approximately $2,306,000 in excess of its minimum net capital requirement of approximately $324,000.

6. Exemption from Rule 15c3-3

The Company limits its business activities pursuant to footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. Accordingly, there are no items to report under the requirements of this Rule.

7. Concentrations of credit risk

The Company maintains its cash balances in bank accounts at financial institutions, and at times the balance may exceed the federally insured limit. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf.

Due to the predominantly transactional nature of the Company's business, the revenues were attributable to a limited number of customers.

8. Subsequent events

The Company has evaluated subsequent events through the date these financial statements were issued. There are no subsequent events which require disclosure in the notes to financial statements except for a distribution in the amount of $2,000,000 to the parent in January 2026.